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212-848-4668
212-646-4668 (Fax)

WRITER’S EMAIL ADDRESS:

ngreene@shearman.com

July 24, 2012

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:  SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”)
(File Nos.  333-172034  and 811-21190)

Dear Ms. Browning:

This letter responds to comments that your colleague, Mr. Richard Pfordte, provided on July 19, 2012 to the Company’s POS 8C filing on Form N-2 dated June 13, 2012 (the “Prospectus”).  Below, I identify your comments and offer our responses1.

We have filed today a revised “497” version of the Prospectus and included in our email distribution to you a blackline showing changes made from the June 13, 2012 filing.  We also have filed a request that the Prospectus be declared effective as of July 30, 2012.

I.	General Comments

COMMENT: You requested that we confirm that the Company is not registering additional Shares in this filing.

RESPONSE:  The Company has authorized us to so confirm.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Prospectus.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

II.	Introductory Pages

COMMENT:  You referred to disclosure to the effect that the “Adviser pays the Principal Underwriter a monthly service fee for the sales and distribution of Shares, including the distribution of Shares through Placement Agents.”  You requested that we confirm that the Adviser pays that fee out of its “legitimate profits.”

RESPONSE:  The Adviser has authorized us to so confirm.

III.	Offering Synopsis – Page 1 – The Company

COMMENT:  You referred to disclosure that, under its Limited Liability Company Agreement, the Company may issue one or more series of Shares.  You requested that we confirm that, absent exemptive relief granted by the Commission, the Company will not issue separate classes of shares or series of shares.  You have also requested that we remove from this section a sentence relating to the issuance of a separate series of shares.

RESPONSE:   The Company has authorized us to so confirm, and the relevant sentence has been removed.

The Company acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Prospectus.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Prospectus have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Prospectus.  The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Shawn Pelsinger at (212) 848-5242.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

cc:	Richard Pfordte (SEC)
Christopher Hutt (an officer of the Company and the Adviser)
Shawn K. Pelsinger (S&S)